UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2021

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 26, 2021, Immatics N.V. (the “Company”) issued a press release announcing changes to its board of directors. A copy of the press release is attached hereto as Exhibit 99.1.

On May 26, 2021, the Company provided to its shareholders an invitation to the Company’s annual general meeting and other related materials. The annual general meeting is expected to take place at the offices of CMS Netherlands, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on June 17, 2021 at 14:00 hours CET. A copy of the invitation to the general meeting and the other related materials are attached hereto as Exhibits 99.2, 99.3 and 99.4.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated May 26, 2021
99.2	Notice of the Annual General Meeting of Immatics N.V.
99.3	Agenda of the Annual General Meeting of Immatics N.V.
99.4	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: May 26, 2021
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer